MINUTES OF MEETING OF

BOARD OF DIRECTORS

EURO DOT, Inc.

The meeting of the Board of Directors of the above-named Corporation was held on the:

Date:October 21, 2021

Time:10:00 am

Place:5830 East Second Street

Casper, WY 82609

By telecommunications.

The following Directors were present by teleconference, constituting a quorum:

David Stybr

David Zich

Karel Cvejn

Justin Mathews

Ales Kudrna

Upon motion duly made, and approved, it was:

NOTICE: Pursuant to the Corporate Resolution as authorized by the minutes of September 15, 2021, to wit:

RESOLVED, that Mr. Stybr is authorized to amend the Assignment and Contingency Agreement of March 18, 2021, that assigned the Asset Purchase Agreement of January 25, 2021, to acquire Sambular Logistic a.s.

RESOLVED that the Amendment I to the Sambular Asset Purchase Agreement has been authorized and accepted. Under the terms of Amendment 1 (attached and made part of the minutes) states in part:

Seller [Karel Cvejn] hereby acknowledges that Buyer [Euro Dot Inc.]  has extended the termination clause as specified in paragraph 11 of the agreement from August 31 to the end of December 2021.

Copy of the original agreement is made part of the minutes.

Such declaration recited here in is made part of the record:

Under the terms of the Assignment and Contingency Agreement of March 18, 2021, and amended on April 22, 2021, whereby David Stybr, the controlling shareholder of the Company, transferred to the Company his exclusive right and privilege to acquire Sambular Logistic a.s., under the condition that the Company pays $7,000,000 of which $2,900,000 shall be payable on the 31st of December 2021 and the balance of $4,100,000 payable on or before the 31st of March 2022.

NOTICE: Pursuant to the Corporate Resolution as authorized by the minutes of September 15, 2021, to wit:

RESOLVED, the Corporation has authorized David Stybr to conduct the write offs and/or liquidation of certain assets. The substance, description and amount are not known at the present time, except to determine they no longer are viable to the effective management of the corporation. Mr. Stybr is permitted to present his findings.

Mr. Strbr stated that “factors outside the control of Euro Dot made the timing of the public funding difficult to execute. The result requires the liquidation or abandonment of certain intangible assets related to our United States activities.  In this regard, $27,500 reduced such assets and other assets associated with our plans to $33,320.

“Furthermore, the same facts hold true for the write-off of $86,831, and to reduce other assets to $24, 500.

“Such write offs, liquidations and abandonments total $114,772, which shall be added to our operating losses to September 30, 2021 to $166,110 from $51,338.”

RESOLVED that the Corporation authorized and approved of the write offs, liquidations and abandonments of assets totaling $114,772.

RESOLVED that the Corporation authorized the termination of EURODOT Investment Bankers planned activities, accepts the findings of Mr. Strbr from the September 15, 2021 discussion, and the minutes of the Board of Directors. As part of this resolution, the Corporation shall reduce intangible assets by  $55,150, which represents the amount of funds committed to this project.

THERE ARE NO FURTHER business to come before the meeting, upon motion duly made, seconded, and unanimously adopted, the meeting was adjourned.

/ss/ David Stybr

________________________

David Stybr

President

/ss/ David Zich

________________________

David Zich

Assistant Secretary

/s/ Karel Cvejn

/s/Justin Mathews

/s/Ales Kudrna